Exhibit 99.1

Notice of Annual General Meeting to be held on 31 July 2025

GH Research plc

(the Company or GH Research)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action to be taken, you should consult with your independent financial adviser who, if you are taking advice in Ireland, is authorised or exempted under the European Communities (Markets in Financial Instruments) Regulations 2017 (as amended) or the Investment Intermediaries Act, 1995 (as amended).

If you have sold or transferred your entire holding of ordinary shares in GH Research, please pass this document, together with the attached proxy form, to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale was effected, for transmission to the purchaser or transferee as soon as possible.

18 June 2025

To: All GH Research shareholders

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder

The Annual General Meeting of GH Research will be held at 2 pm (Irish Standard Time) on 31 July 2025 at Joshua Dawson House, Dawson Street, Dublin 2, D02 RY95, Ireland (the AGM).

The purpose of this letter is to outline the background to and summarise the resolutions to be proposed at the AGM. Please refer to the form of proxy for the AGM (which is separately provided) and the notes on pages 8 to 10 for details on how to vote your shares and return your form of proxy. Your attention is also drawn to the notice of the AGM on pages 6 and 7 which sets out the matters to be considered at the AGM.

Re-election of directors (Resolutions 1.1 to 1.4 – ordinary resolutions)

In accordance with our Constitution, all members of our board of directors (the Board) must retire from office, and are eligible to stand for re-election, at each AGM.

Accordingly, the following, being all the directors of the Company, will stand for re-election at the AGM:

-	Florian Schönharting – Co-Founder and Chairman
-	Michael Forer, LL.B. – Vice Chairman
-	Dermot Hanley – Director
-	Duncan Moore, PhD – Director

Each of our directors is a non-executive director and the Board has determined that Michael Forer, Dermot Hanley and Duncan Moore qualify as independent directors under the applicable requirements of Nasdaq and the U.S. Securities Exchange Act of 1934.

Each of our directors demonstrate the necessary commitment to the role and provide valuable skills, knowledge and experience and make important contributions to the working of the Board. Further information on the experience, qualifications and industry knowledge of the current directors is available in our Irish statutory financial statements (the 2024 Irish Accounts) and/or our annual report on Form 20-F (the 2024 Form 20-F), in each case for the financial period ended 31 December 2024 and which have been made available at https://investor.ghres.com/corporate-governance/shareholder-meetings. Details of current committee composition is set out on our website at https://investor.ghres.com/corporategovernance/committee-composition.

Appointment and remuneration of auditors (Resolution 2 – ordinary resolution)

This resolution ratifies the appointment of PricewaterhouseCoopers Ireland as GH Research’s independent auditors and authorises the Board to fix their remuneration.

Background to Resolutions 3 and 4: Renewal of share issuance authorities

Nasdaq-listed companies which are incorporated in the U.S. are not generally required to seek specific authority from shareholders to issue shares nor are they required to pre-emptively offer those shares to current shareholders.

As GH Research is incorporated in Ireland, under Irish law, our Board must have specific authority from shareholders to issue any shares and securities/rights convertible into shares, even shares which are part of the Company’s authorised but unissued share capital. Additionally, under Irish law, when GH Research issues shares, or securities/rights convertible into shares, for cash, it must first offer those shares on the same or more favourable terms to existing shareholders on a pro-rata basis (commonly referred to as the statutory pre-emption right), unless this pre-emption right has been dis-applied by shareholders. Our Board’s authorities to issue shares and dis-apply the statutory pre-emption right are collectively referred to as our share issuances authorities.

GH Research’s Constitution, which was adopted by shareholders on 24 June 2021 in connection with our initial public offering on Nasdaq (the IPO), grants our Board authority to (i) issue shares up to the Company’s authorised but unissued share capital; and (ii) dis-apply the statutory pre-emption right in full, for the maximum period permitted under Irish law of five years at which point these authorities will lapse unless renewed by shareholders. As such, our share issuance authorities are due to expire on 23 June 2026.

We consider it in the Company’s best interests to renew our share issuance authorities now to ensure that the Company can continue to raise capital to facilitate its development in the coming years. As a clinical-stage biopharmaceutical company, our ability to research and successfully develop and commercialise our product candidates requires significant capital investment. Our Board and management team rely heavily on having the flexibility to quickly take advantage of opportunities to raise capital through share issuances for cash.

If Resolutions 3 and 4 are not approved, our existing share issuance authorities will continue to apply until 23 June 2026 however, we would be required to obtain shareholder approval prior to issuing any shares after 23 June 2026 (even if we would not otherwise be required to obtain shareholder approval under Nasdaq rules). This could put us at a distinct disadvantage vis-à-vis many of our peers and might preclude us from taking advantage of opportunistic market windows and/or could preclude our ability to raise and deploy capital altogether.

Similarly, the requirement to first offer shares that we propose to issue for cash to all of our existing shareholders in time-consuming pro-rata rights offerings would considerably reduce the speed at which we could complete capital-raising activities.

We are not asking you to approve an increase in our authorised share capital or to approve a specific issuance of shares. Instead, approval of these proposals will maintain the status quo by renewing the authority of the directors to issue shares for cash that are already authorised (but unissued) under our Constitution without offering those shares to existing shareholders under the statutory pre-emption right.

Renewal of these authorities will not exempt GH Research from other applicable requirements to obtain shareholder approval prior to certain share issuances or to comply with applicable Irish and U.S. law, U.S. Securities and Exchange Commission (SEC) disclosure and other regulations, and our Board will continue to exercise its fiduciary and other duties with respect to share issuances.

Renewal of the Board’s existing authority to issue shares under Irish law (Resolution 3 – ordinary resolution)

Under Irish law, directors of an Irish public limited company must have authority from its shareholders to issue any shares and securities/rights convertible into shares, including shares which are part of the company’s authorised but unissued share capital.

Our current authority, which has been in place since our IPO, grants our Board the authority to issue shares up to the Company’s authorised but unissued share capital, with such authority expiring on 23 June 2026.

We are seeking your approval to renew our Board’s existing authority to issue shares up to the Company’s authorised but unissued share capital for an additional five-year period to expire on 30 July 2030.

Renewal of the Board’s existing authority to opt-out of statutory pre-emption rights under Irish law (Resolution 4 – special resolution)

Under Irish law, before an Irish public limited company can issue shares (or securities/rights convertible into shares) for cash consideration to any new shareholders, it must first offer those shares to existing shareholders of the company pro-rata to their existing shareholding.

Our current authority, which has been in place since our IPO, grants our Board the authority to dis-apply the statutory pre-emption right when issuing shares for cash up to the Company’s authorised but unissued share capital, with such authority expiring on 23 June 2026.

We are seeking your approval to renew our Board’s existing authority to dis-apply the statutory pre-emption right for an additional five-year period to expire on 30 July 2030.

Receipt of GH Research’s 2024 Irish statutory financial statements

Shareholders will also be asked to review GH Research’s affairs and to receive and consider the 2024 Irish Accounts which have been audited by PricewaterhouseCoopers Ireland, GH Research’s independent auditors. The 2024 Irish Accounts are being made available to shareholders at the same time as this notice on https://investor.ghres.com/corporategovernance/shareholder-meetings.

Other business

Shareholders may also transact such other business as may properly come before the AGM.

There is no resolution dealing with executive compensation as GH Research, being a foreign private issuer, is not obliged to provide a ‘‘say on pay’’ shareholder resolution on executive compensation. Details of GH Research’s executive officers’ compensation for 2024 are available in the 2024 Irish Accounts and 2024 Form 20-F which are available at https://investor.ghres.com/corporategovernance/shareholder-meetings.

Approval of Resolutions

Resolutions 1.1 to 1.4, 2 and 3 are ordinary resolutions which require approval of a simple majority of the votes cast in person or by proxy and resolution 4 is a special resolution which requires the approval of 75% of the votes cast in person or by proxy.

There is no requirement under Irish law that the 2024 Irish Accounts, or the directors’ and auditor’s reports thereon be approved by the shareholders, and no such approval will be sought at the AGM.

Recommendation of Directors

Your Board believes that the resolutions to be proposed at the AGM are in the best interests of the Company and its shareholders. Accordingly, your directors unanimously recommend that you vote in favour of all resolutions as they intend to do in respect of the shares held by them.

Yours sincerely,

Florian Schönharting
Chairman

GH Research plc
Joshua Dawson House
19B Dawson Street
Dublin 2 Ireland
D02 RY95

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON 31 JULY 2025

To: All GH Research shareholders

NOTICE is hereby given that the AGM of the Company will be held at 2 pm (Irish Standard Time) on 31 July 2025 at Joshua Dawson House, Dawson Street, Dublin 2, D02 RY95, Ireland.

To consider and act upon the following matters:

Ordinary Business

1.	To re-elect, by separate resolutions, the following individuals who retire as directors in accordance with the Constitution of the Company and, being eligible, offer themselves for re-election:

1.1	Florian Schönharting

1.2	Michael Forer, LL.B.

1.3	Dermot Hanley

1.4	Duncan Moore, PhD

2.
To ratify the appointment of PricewaterhouseCoopers Ireland as independent auditors of the Company for the year ending December 31 2025 and to authorise the Board to fix the remuneration of the auditors.

Special Business

3.	To renew the Board’s existing authority to issue shares under Irish law, in accordance with the following ordinary resolution:

“RESOLVED that the directors be and are hereby generally and unconditionally authorised with effect from the passing of this resolution to exercise all powers to allot and issue relevant securities (within the meaning of Section 1021 of the Companies Act 2014) up to an aggregate nominal amount of the authorised but unissued ordinary share capital of the Company as at the date of this resolution, and that the authority conferred by this resolution shall expire on 30 July 2030, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the directors may allot and issue relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.”

4.	To renew the Board’s existing authority to dis-apply the statutory pre-emption right under Irish law, in accordance with the following special resolution:

“RESOLVED, subject to and conditional upon Resolution 3 being approved, that the directors be and are hereby generally and unconditionally empowered pursuant to Section 1023 of the Companies Act 2014 to allot and issue equity securities (within the meaning of Section 1023 of that Companies Act 2014) for cash, pursuant to the authority conferred by Resolution 3 up to an aggregate nominal amount equal to the authorised but unissued share capital of the Company as at the date of this resolution, as if Section 1022 of the Companies Act 2014 did not apply to any such allotment, provided that this authority shall expire on 30 July 2030 and provided that the Company may, before the expiry of such authority, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Board may allot equity securities in pursuance of such an offer or agreement as if the power conferred by this resolution had not expired.”

Additional Business

5.	To review the affairs of the Company and consider the Irish statutory financial statements for the year ended 31 December 2024 and the reports of the directors and auditors thereon.

6.	To transact such other business as may properly come before the AGM or any adjournment or postponement thereof.

Resolutions 1.1 to 1.4, 2 and 3 are ordinary resolutions which require approval of a simple majority of the votes cast in person or by proxy and resolution 4 is a special resolution which requires the approval of 75% of the votes cast in person or by proxy.

There is no requirement under Irish law that the Company’s Irish statutory financial statements for the financial year ended 31 December 2024, or the directors’ and auditor’s reports thereon, be approved by the shareholders, and no such approval will be sought at the AGM.

By Order of the Board

Magnus Halle
Company Secretary

Dublin, Ireland
Dated: 18 June 2025

NOTES:

1.	Information and Documentation

Information regarding the AGM is available on the Company’s website https://www.ghres.com and at www.edocumentview.com/GHRS. If you require a paper copy of the 2024 Irish Accounts and 2024 Form 20-F, please refer to the information on the notice or proxy card you received for the meeting.

2.	Who is eligible to vote and how?

The record date for the AGM is 6 June 2025.

If your shares are registered in your name, you are a shareholder of record. Shareholders of record who are entered in the register of members of the Company on 6 June 2025 shall be entitled to attend, speak, ask questions and vote at the AGM, or if relevant, any adjournment thereof. Changes in the register of members of the Company after that time will be disregarded in determining the right of any person to attend and/or vote at the Annual General Meeting.

For those shareholders whose shares are not held in their name, but rather in an account at a brokerage firm, bank, dealer or other similar organisation (i.e. in a “street name”), who in turn hold through The Depository Trust Company (DTC), their entitlement to vote is determined as at 6 June 2025.

Depending on whether your shares are registered in your name or whether your shares are held in a “street name” the arrangements are as follows:

Shareholder of Record: Shares Registered in Your Name

As a shareholder of record, you may vote in person at the AGM or vote by proxy. In the case of joint holders, the vote of the senior member who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other shareholder of record and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding. The appointment of a proxy will not preclude a shareholder of record from attending, speaking, asking questions and voting at the AGM should the shareholder subsequently wish to do so. A proxy need not be a member of the Company. If you wish to appoint more than one proxy or a person not listed on the form of proxy, please contact our Company Secretary at Joshua Dawson House, Dawson Street, Dublin 2, D02 RY95, Ireland.

A form of proxy is enclosed with this notice of AGM for shareholders of record. To be effective, the form of proxy duly completed and executed, together with any authority under which it is executed, or a certified copy thereof, must be lodged with the Company Secretary at Joshua Dawson House, Dawson Street, Dublin 2, D02 RY95, Ireland, so as to be received by no later than 3 hours before the AGM on 31 July 2025, or if the AGM is adjourned, 3 hours before the time appointed for the adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the AGM or adjourned meeting) the day before the taking of the poll at which it is to be used. Any alteration to the form of proxy must be initialled by the person who signs it.

Alternatively, provided it is received by no later than 3 hours before the AGM on 31 July 2025, or if the AGM is adjourned, 3 hours before the time appointed for the adjourned meeting, the appointment of a proxy may be submitted by telephone or electronically, subject to the applicable terms and conditions, using the phone number on the form of proxy and following the instructions provided. The information you need to appoint your proxy by telephone or electronically is also included at the top of your form of proxy. You need only vote in one way (so that, if you vote by Internet or by telephone, you need not return the form of proxy). In the case of a corporation, the form of proxy must be either executed under seal or signed on its behalf by a duly authorised officer or attorney.

Shareholders of record can vote electronically using one of the following websites: www.envisionreports.com/GHRS (which also hosts the AGM materials) and www.investorvote.com/GHRS. Votes submitted electronically must be received by 11:59 pm Irish Standard Time on 30 July 2025.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent (i.e. in a “Street Name”)

If, as at 6 June 2025, your shares were not held in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organisation, who in turn hold through DTC, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organisation, together with instructions as to voting.  You will need to carefully follow the instructions from your broker, bank or other agent or contact your broker, bank or other agent if you have any queries.

As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account as per the instructions enclosed by your broker.

Therefore as a beneficial owner of shares registered in the name of your broker, bank or other agent, who in turn hold the shares through DTC, you should have received a voting instruction card and voting instructions with these proxy materials from that organisation rather than from us. Simply follow the instructions on the voting instruction card provided by your broker, bank or other agent to ensure that your vote is counted.

3.	How many votes do you have?

The total number of issued ordinary shares on the record date, 6 June 2025, was 62,029,395. Voting on each of the resolutions will be decided on a poll. This means that every shareholder present in person and every proxy shall have one vote for every share of which he is the holder or proxy. Ordinary resolutions are required to be passed by a simple majority of shareholders voting in person or by proxy. Special resolutions are required to be passed by a majority of 75 per cent of shareholders voting in person or by proxy.

4.	Broker Voting

If your shares are held by a broker on your behalf (that is, in a “street name”), and you do not instruct the broker as to how to vote these shares, the broker may not exercise discretion to vote for or against any of the proposals. This would be a “broker non-vote” and these shares will not be counted as having been voted on the proposals. Please instruct your bank or broker so your vote can be counted.

5.	Can I change my vote after submitting my proxy?

Shareholder of Record: Shares Registered in Your Name

Yes. You can revoke your proxy at any time before the final vote at the AGM. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

•
You may submit another properly completed proxy with a later date. Your revised proxy must be received no later than 3 hours before the commencement of the AGM at 2 pm Irish Standard Time on 31 July 2025, or if the AGM is adjourned, before the commencement of the adjourned meeting;

•
You may send a written notice that you are revoking your proxy to the Company Secretary at Joshua Dawson House, Dawson Street, Dublin 2, D02 RY95, Ireland. Your notice must be received no later than 3 hours before the commencement of the AGM at 2 pm Irish Standard Time on 31 July 2025, or if the AGM is adjourned, before the commencement of the adjourned meeting; or

•	You may attend the AGM and vote in person.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent (i.e. in a “Street Name”)

If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them. Please contact your broker, bank or other agent if you have any queries.

6.	What does it mean if I receive more than one set of materials?

If you receive more than one set of materials, your shares are registered in more than one name or are registered in different accounts. In order to vote all the shares you own, you must sign and return all of the proxy cards or follow the instructions for any alternative voting procedure on each of the proxy cards you receive.